August 17, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Erin E. Martin, Esq.
Legal Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Red Oak Capital Fund II, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed August 1, 2018
File No. 024-10847

Dear Ms. Martin:

On behalf of Red Oak Capital Fund II, LLC, a Delaware limited liability company (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated August 10, 2018 (the “Comment Letter”) to the Issuer’s Amendment No. 1 to its Offering Statement on Form 1-A filed on August 1, 2018 (“Amendment No. 1”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 2 to the Issuer’s Offering Statement on Form 1-A (“Amendment No. 2”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 2, and two copies to show changes against the Amendment No. 1. All page references in the responses are to pages of the clean copy of Amendment No. 2.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Erin E. Martin
Legal Branch Chief
U.S. Securities and Exchange Commission
August 17, 2018

Commission’s Comment 1. We note your response to comment 3 and the revised disclosure that indicates that closings will be held on the 20th of each month. Please revise to provide additional information regarding these closings. For example, please clarify what tights a subscriber will have between the time of submitting a subscription agreement and the next closing, including whether a subscriber will have the right to the return of their funds before the next closing. Please also clarify if you intend to accept subscriptions from investors on the date of closing and if so, if subscriptions that are received on the date of closing will be closed on that date or the next monthly closing. Finally, please clarify if each closing is only expected to last for a single day.

Issuer’s Response: In response to the Staff’s comment, please see revised disclosure on pages 2, 27 and 28 of Amendment No. 2.

Commission’s Comment 2. We note that your response does not fully address comment 6. Please tell us how you meet the assessment described in paragraphs 946-10-15-6a, as it relates to whether you will provide the investors with investment management services. Also, provide us your analysis of paragraphs 946-10-156a.2 and 946-10-15-6b.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure to Part F/S of Amendment No. 2. After further evaluation by the Issuer and with concurrence from its auditor, the Issuer has determined that it does not fall within the definition of an investment company as contained in 946-10-15. The Issuer has revised the presentation of its financial statements to be consistent with other public issuers filing with the Commission.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Trevor D. Wind

Trevor D. Wind

cc:
Robert R. Kaplan, Jr., Esq. (via electronic mail)
T. Rhys James, Esq. (via electronic mail)
Chip Cummings (via electronic mail)

Enclosures